Room 4561
Via fax 011-27-11-403-1493

October 28, 2006

Eugene van As
CEO and Chairman
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa

       Re: **Re: Sappi Limited**
                 Form 20-F for the Fiscal Year Ended October 2, 2005
                 Filed December 20, 2005
                 Form 6-K Filed August 11, 2006
                 File no. 1-14872

Dear Mr. van As:

       We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                 Very truly yours,

                 Kathleen Collins
                 Accounting Branch Chief